A MESSAGE TO
                               CONRAIL EMPLOYEES


     [Letterhead of David R. Goode, Chairman, President and Chief Executive Officer of Norfolk Southern Corporation]


                                                March 19, 1997

     Dear Conrail Employees:

     Many of you have been with Conrail through its historic transformation over the last twenty years. You have created a vibrant, thriving railroad and should be proud of your accomplishments.

     We are now at another historic point in American railroading. The restructuring of the eastern rail system provides a unique opportunity to enhance competition and create growth for our industry. I believe now, as I always have, that only with such competition can businesses - and our nation - succeed on behalf of all who depend on us: employees, customers, suppliers, shareholders, and communities.

     We at Norfolk Southern look forward to welcoming the dedicated and talented employees of Conrail who will be joining our company. Together we will build an even greater team.

     Over the past five months, you have undoubtedly experienced anxiety about Conrail's future. Please be assured of three things. First, your experience, expertise, and dedication will be important to Norfolk Southern. Second, we will rely on you in the planning for this transition. Third, we will try to minimize uncertainties as we move forward.

     I believe that as great a history as each of our railroads has had separately, we will have an even greater future together.

                                        Sincerely,

                                        /s/ DAVID R. GOODE

                                        David R. Goode


                          [Norfolk Southern logo]